


05009837

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

18 July 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


SUPPL
SEC MAIL
PROCESSING
RECEIVED
JUL 2 0 2005
WASH. D.C.
198
SECTION

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 15th of July 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

7/21

The Company Secretary
MyTravel Group Plc
Parkway One
Parkway Bus. Centre
300 Princess Road
Manchester
M14 7QU

Fax No: 0161 232 6524

14 July 2005

Dear Sir/Madam,

UK COMPANIES ACT 1985 - SECTIONS 198 - MyTravel Group Plc (the "Company")

This notification relates to issued A shares of 1p each in the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 11 July 2005, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 47,750,995 shares.

Of these 47,750,995 shares:

- The interest in 2,905,233 shares arose from the interest held by Goldman, Sachs & Co. ("GS&Co"), a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

- The interest in 8,270 shares arose from a beneficial interest held by GS&Co. These shares are, or will be, registered in the name of GSSN.

- The interest in 44,837,492 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

A copy of this fax is being sent to you by post. Please do not hesitate to contact me should you have any questions.

Yours faithfully,



Joanna Bates
for and on behalf of
The Goldman Sachs Group, Inc.

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Announcement Details

Company Name	MyTravel Group plc
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Michael Vaux
Contact Telephone No	0161 232 6567
Additional Distribution	

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

The Goldman Sachs Group, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholde above or in respect of a non-beneficial interest or in the case of an individual holder if it is a h person's spouse or children under the age of 18

The interest of Goldman Sachs Group Inc ("GS Inc") arose by attribution only. The interest in 2,905,233 arose from the interest held by Goldman, Sachs & Co. ("GS&Co"), a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. The interest in 8,270 shares arose from a beneficial interest held by GS&Co. The interest in 44,837,492 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held them

2,913,503 ordinary shares of 30p registered in the name of Goldman Sachs Securities (Nominees) Limited and 44,837,492 ordinary shares of 30p each registered in CREST account, CREPTEMP.

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 30p each

10. Date of transaction

Not supplied

11. Date company informed

14 July 2005

12. Total holding following this notification

47,750,995 ordinary shares of 30p each

13. Total percentage holding of issued class following this notification

11.00% of the ordinary shares of 30p each

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notificatio

Mike Vaux, Assistant Company Secretary



Date of notification

15 July 2005

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